July 3, 2019

Randy S. Gordon
President and Chief Executive Officer
Paradise Inc.
1200 W. Dr. Martin Luther King, Jr. Blvd.
Plant City, FL 33563

       Re: Paradise Inc.
           Revised Preliminary Proxy Statement on Schedule 14A
           Filed June 25, 2019
           File No. 000-03026

Dear Mr. Gordon:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
June 14, 2019 letter.

Revised Preliminary Proxy Statement on Schedule 14A filed June 25, 2019

Annex F
Unaudited Pro Forma Condensed Consolidated Financial Information, page F-1

1. We have read your response to the third point of prior comment 1, regarding the pro forma
      Statements of Operations. We had explained that pro forma adjustments for the
      Liquidation should reflect the accounting that will apply under FASB ASC 205-30, while locating buyers for the remaining assets, rather than the sale of the remaining assets, unless and only to the extent that you have secured agreements to sell the assets and thereby meet the factually supportable criteria in Rule 11-02(b)(6) of Regulation S-X.
      However, you have included adjustments to eliminate all activity associated with the
      Molded Plastics business and other assets remaining after the sale of the Fruit Business, but have not provided any disclosures indicating buyers for the remaining assets have
 Randy S. Gordon
Paradise Inc.
July 3, 2019
Page 2
         been found. Please clarify the basis for the adjustments referenced in pro forma note (4).
2. Please also adhere to the guidance in Instruction 3 to paragraph (b) of Rule 11-02(b) of
         Regulation S-X, as requested in the third point of prior comment 1, as it relates to pro forma note (6) and the adjustments that would pertain to selling, general and administrative expenses, and other costs incurred on behalf of the Fruit Business to be divested.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Joseph Klinko, Staff Accountant, at 202-551-3824 or Karl Hiller,
Accounting Branch Chief, at 202-551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Irene
Barberena-Meissner, Staff
Attorney, at 202-551-6548 or Kevin Dougherty, Staff Attorney, at 202-551-3721 with any other questions.



FirstName LastNameRandy S. Gordon                             Sincerely,
Comapany NameParadise Inc.
                                                              Division of
Corporation Finance
July 3, 2019 Page 2                                           Office of Natural
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